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                 July 12, 2021

       Matthew Pauls
       Chief Executive Officer
       Savara Inc.
       6836 Bee Cave Road
       Building III, Suite 200
       Austin, TX 78746

                                                        Re: Savara Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 6, 2021
                                                            File No. 333-257709

       Dear Mr. Pauls:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Tim Buchmiller at (202) 551-3635 or Fredrick Philantrope at (202) 551-
       6875 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              J. Robert Suffoletta,
Esq.